# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Madison Square Garden Entertainment Corp., CIK 0001952073
CUSIP: 558256103
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, New York, New York (NY), 10121
Date of event which requires filing of this statement: 01/31/2025
Filed by CIK 0000933028
Persons authorized to receive notices and communications: Samantha H. Crispin, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 212-408-2500; Quentin W. Wiest, Baker Botts L.L.P., 30 Rockefeller Plaza, New York, New York (NY), 10112, 212-408-2500

## Reporting persons
- James L. Dolan (CIK 0000933028): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 913,846; shared voting power 2,040,732; sole dispositive power 913,846; shared dispositive power 2,040,732; aggregate amount beneficially owned 2,954,578 (6.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 4,679,397 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Thomas C. Dolan (CIK 0000933029): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 369,708; shared voting power 1,147,787; sole dispositive power 369,708; shared dispositive power 1,147,787; aggregate amount beneficially owned 1,517,495 (3.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,745,841 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein (CIK 0000933026): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 18,632; shared voting power 3,571,203; sole dispositive power 18,632; shared dispositive power 3,571,203; aggregate amount beneficially owned 3,589,835 (8.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,473,331 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Marianne Dolan Weber (CIK 0001098901): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 19,747; shared voting power 1,176,804; sole dispositive power 19,747; shared dispositive power 1,176,804; aggregate amount beneficially owned 1,196,551 (2.8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,770,176 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Deborah A. Dolan-Sweeney (CIK 0000933025): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 10,419; shared voting power 1,100,441; sole dispositive power 10,419; shared dispositive power 1,100,441; aggregate amount beneficially owned 1,110,860 (2.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,840,832 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Deborah A. Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts (CIK 0001788337): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 192; shared voting power 3,557,722; sole dispositive power 192; shared dispositive power 3,557,722; aggregate amount beneficially owned 3,557,914 (8% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 3,345,153 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Corby Dolan Leinauer disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts (CIK 0000933022): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 3,453; shared voting power 4,049,409; sole dispositive power 3,453; shared dispositive power 4,049,409; aggregate amount beneficially owned 4,052,862 (9% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 2,880,761 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Mary S. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Revocable Trust (CIK 0001723920): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 414,843; shared voting power 0; sole dispositive power 414,843; shared dispositive power 0; aggregate amount beneficially owned 414,843 (1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,525,070 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Revocable Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan (CIK 0001505843): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 488,579; shared voting power 0; sole dispositive power 488,579; shared dispositive power 0; aggregate amount beneficially owned 488,579 (1.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,402,362 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney (CIK 0001505845): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 488,579; shared voting power 0; sole dispositive power 488,579; shared dispositive power 0; aggregate amount beneficially owned 488,579 (1.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,402,362 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber (CIK 0001505849): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 474,339; shared voting power 0; sole dispositive power 474,339; shared dispositive power 0; aggregate amount beneficially owned 474,339 (1.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,416,602 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO Thomas C. Dolan (CIK 0001505848): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 488,579; shared voting power 0; sole dispositive power 488,579; shared dispositive power 0; aggregate amount beneficially owned 488,579 (1.2% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,398,331 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan Children Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan Children Trust FBO James L. Dolan (CIK 0001505850): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 960,498; shared voting power 0; sole dispositive power 960,498; shared dispositive power 0; aggregate amount beneficially owned 960,498 (2.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,950,598 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Charles F. Dolan Children Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan (CIK 0001505853): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,053,283; shared voting power 0; sole dispositive power 1,053,283; shared dispositive power 0; aggregate amount beneficially owned 1,053,283 (2.5% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 5,820,189 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Charles F. Dolan 2009 Family Trust FBO James L. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan (CIK 0001505856): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 659,208; shared voting power 0; sole dispositive power 659,208; shared dispositive power 0; aggregate amount beneficially owned 659,208 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,214,264 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan (CIK 0001505858): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 621,308; shared voting power 0; sole dispositive power 621,308; shared dispositive power 0; aggregate amount beneficially owned 621,308 (1.5% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,252,164 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber (CIK 0001505857): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 653,144; shared voting power 0; sole dispositive power 653,144; shared dispositive power 0; aggregate amount beneficially owned 653,144 (1.6% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,220,328 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney (CIK 0001505854): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 568,248; shared voting power 0; sole dispositive power 568,248; shared dispositive power 0; aggregate amount beneficially owned 568,248 (1.4% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,305,224 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Ryan Dolan 1989 Trust (CIK 0001505841): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,659; shared voting power 0; sole dispositive power 7,659; shared dispositive power 0; aggregate amount beneficially owned 7,659 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,859,095 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Ryan Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.
- Tara Dolan 1989 Trust (CIK 0001505842): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 7,659; shared voting power 0; sole dispositive power 7,659; shared dispositive power 0; aggregate amount beneficially owned 7,659 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 6,859,095 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Tara Dolan 1989 Trust disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: Madison Square Garden Entertainment Corp.
Address of issuer's principal executive offices: TWO PENNSYLVANIA PLAZA, New York, New York (NY), 10121
Comment:
This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is being filed jointly by (i) the individuals (in their individual capacity and/or as trustee or co-trustee of specified trusts) and trusts listed in Item 2(a) below (the "Group Members") who may be deemed to beneficially own all of the shares of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of Madison Square Garden Entertainment Corp. (the "Issuer"), which shares of Class B Common Stock are convertible share for share at the option of the holder into Class A Common Stock of the Issuer, par value $0.01 per share (the "Class A Common Stock," and together with the Class B Common Stock, the "Common Stock"), and a certain number of shares of Class A Common Stock, in each case as described herein and (ii) certain trustees of such Group Members (the persons referred to in clauses (i) and (ii) collectively, the "Reporting Persons") to, among other things, report changes to the Reporting Persons' beneficial ownership of Class A Common Stock as a result of certain matters described in Item 4.

The Schedule 13D filed by the original Reporting Persons on April 28, 2023 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 filed September 22, 2023, Amendment No. 2 filed March 19, 2024 and Amendment No. 3 filed December 31, 2024, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 4.

## Item 2. Identity and Background
Name of person filing:
The disclosure in Item 2(a) is hereby amended to read in its entirety as follows:

The names of the Reporting Persons who are Group Members are: James L. Dolan; Thomas C. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the "Dolan Children Trusts" and individually, as a "Dolan Children Trust"), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; the Charles F. Dolan 2009 Revocable Trust (the "CFD 2009 Trust"); the Dolan Children Trust FBO Kathleen M. Dolan; the Dolan Children Trust FBO Marianne Dolan Weber; the Dolan Children Trust FBO Deborah Dolan-Sweeney; the Dolan Children Trust FBO James L. Dolan; the Dolan Children Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; the Ryan Dolan 1989 Trust; and the Tara Dolan 1989 Trust. The Reporting Persons also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the "2009 Family Trusts" and individually, a "2009 Family Trust") and Mary S. Dolan, as a Trustee of the Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 is hereby amended by adding the following at the end thereof:

On January 31, 2025, Brian G. Sweeney ceased to serve as the trustee of the CFD 2009 Trust and Paul J. Dolan was appointed the trustee of the CFD 2009 Trust. Accordingly, Brian G. Sweeney and his spouse, Deborah A. Dolan-Sweeney, are no longer deemed to beneficially own the shares of Common Stock owned of record by the CFD 2009 Trust. Further, Paul J. Dolan may be deemed to beneficially own the shares of Common Stock owned of record by the CFD 2009 Trust. Paul J. Dolan disclaims beneficial ownership of the shares of Class A Common Stock and shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the CFD 2009 Trust.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Items 5(a) and (b) is hereby amended and supplemented as follows:

(a) and (b) As of February 3, 2025, the Group Members may be deemed to beneficially own an aggregate of 8,569,455 shares of Class A Common Stock as a result of their beneficial ownership of (i) 1,702,701 shares of Class A Common Stock (inclusive of exercisable options and shares held by the Dolan Family Foundation, for which certain Group Members serve as a director), and (ii) 6,866,754 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 17.8% of the total shares of the Common Stock deemed to be currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 6,866,754 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders' Agreement (as previously defined in the Schedule 13D). Reporting Persons and individuals who are not Group Members but are trustees of trusts that are Group Members may be deemed to beneficially own an additional 73,493 shares of Class A Common Stock. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that any such person is the beneficial owner of such securities.

The percentages used herein with respect to the ownership of Class A Common Stock are calculated based on 40,960,232 outstanding shares of Class A Common Stock as of December 31, 2024, based on information provided by the Issuer.

The information contained in Item 4 of this Amendment No. 4 is incorporated by reference.

See the responses to Items 7 through 13 of each cover page to this Amendment No. 4, which are incorporated by reference and provide updated information about the Reporting Persons' beneficial ownership as of February 3, 2025.

See Exhibit A for additional information regarding the Reporting Persons that are Trusts.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above
Transactions in the class effected during the past sixty days: There were no transactions in the Class A Common Stock effected by the Reporting Persons since the filing of Amendment No. 3 to the Original Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The disclosure in Item 7 is hereby amended by replacing Exhibit A and adding Exhibit B.4 and Exhibit C.2 in appropriate numerical order as follows:

Exhibit A: Amended and Restated Trust and Beneficiary List

Exhibit B.4: Joint Filing Agreement, dated February 4, 2025.

Exhibit C.2: Power of Attorney for Charles F. Dolan 2009 Revocable Trust

## Signatures
- James L. Dolan: /s/ James L. Dolan, James L. Dolan (02/04/2025)
- Thomas C. Dolan: /s/ Thomas C. Dolan, Thomas C. Dolan (02/04/2025)
- Kathleen M. Dolan, individually and as Trustee of certain trusts described herein: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/04/2025)
- Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/04/2025)
- Deborah A. Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/04/2025)
- Corby Dolan Leinauer, as a Trustee of each of the 2009 Family Trusts: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/04/2025)
- Mary S. Dolan, as a Trustee of the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact (02/04/2025)
- Charles F. Dolan 2009 Revocable Trust: /s/ Paul J. Dolan, Paul J. Dolan (02/04/2025)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Kathleen M. Dolan: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Matthew J. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Matthew J. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Charles F. Dolan Children Trust FBO James L. Dolan: /s/ Paul J. Dolan, Paul J. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO James L. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Marianne Dolan Weber: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Mary S. Dolan, Trustee (02/04/2025)
- Charles F. Dolan 2009 Family Trust FBO Deborah Dolan-Sweeney: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Corby Dolan Leinauer, Trustee (02/04/2025)
- Ryan Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)
- Tara Dolan 1989 Trust: /s/ Brian G. Sweeney, Brian G. Sweeney as Attorney-in-Fact for Kathleen M. Dolan, Trustee (02/04/2025)